UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2021

Commission File Number: 000-50975

China Finance Online Co. Limited ———————————————————————————————————
(Translation of registrant’s name into English)

HONG KONG ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17th floor of Fuzhuo Plaza A No.28 Xuanwai Street, Xicheng District Beijing, China 100052
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

China Finance Online Announces Receipt of Nasdaq Deficiency Notice

China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced that it has received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) stating that as reported in the Company’s annual report on Form 20-F for the year ending December 31, 2020, the Company is no longer in compliance with the $10 million minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Select Market under Nasdaq Listing Rule 5450(b)(1)(A). Further, the Company did not meet the continued listing requirements under alternative standards relating to the market value of listed securities or the total assets or total revenue of the Company. As of December 31, 2020, the Company’s shareholders’ equity was approximately $4.6 million. This notification has no immediate effect on the Company’s listing or on the trading of the Company’s ADSs.

As provided in the Nasdaq Listing Rules, the Company has until July 9, 2021 to submit a plan to regain compliance with Nasdaq’s continued listing requirements. If such plan is accepted, which there can be no assurance, Nasdaq may grant the Company up to 180 days from May 25, 2021 to evidence compliance. If Nasdaq determines that the Company’s plan is not sufficient to achieve and sustain compliance, it will provide written notice to the Company that its securities will be subject to delisting. At that time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel (“Panel”). The Company would remain listed pending the Panel’s decision.

The Company intends to submit a plan to Nasdaq on or before July 9, 2021 to regain compliance. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a delisting notification.

Forward-Looking Statements

This announcement contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  The statements contained herein reflect management’s current views with respect to future events and financial performance.  These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

SIGNA

TURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: May 28, 2021	By:	/s/ Z. James Chen
	Name:	Z. James Chen
	Title:	Chief Executive Officer